UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-6659

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aqua America, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUA AMERICA, INC.

762 W. Lancaster Avenue

Bryn Mawr, PA 19010

Aqua America, Inc. 401(k) Plan

Table of Contents

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator

Aqua America, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Aqua America, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Philadelphia, Pennsylvania

June 22, 2016

Aqua America, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets

Investments, at fair value:
Mutual funds	$110,833,860	$106,824,847
Aqua America, Inc. common stock	57,429,479	55,451,046
Stable value common trust fund	10,380,058	10,588,620

Total investments at fair value	178,643,397	172,864,513

Receivables:
Employer contributions receivable	1,988,115	1,230,717
Participant contributions receivable	143,050	127,545
Notes receivable from participants	4,528,316	4,368,440

Total receivables	6,659,481	5,726,702

Cash and cash equivalents	—	67,275

Total assets	185,302,878	178,658,490

Liabilities

Accrued expenses	64,816	55,302

Excess participant contributions payable	17,261	7,044

Total liabilities	82,077	62,346

Net Assets Available for Benefits	$185,220,801	$178,596,144

See notes to financial statements.

Aqua America, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions
Investment income:
Net appreciation in fair value of investments	$303,734	$7,931,046
Interest and dividends	6,817,827	6,219,535

Total investment income	7,121,561	14,150,581

Interest income on notes receivable from participants	181,626	173,028

Contributions:
Employer	4,836,896	3,172,768
Participants	7,576,426	7,318,902
Participant rollovers	362,586	279,634
Other	25,000	25,000

Total contributions	12,800,908	10,796,304

Total additions	20,104,095	25,119,913

Deductions
Benefits paid to participants	(13,300,925)	(16,918,537)
Administrative expenses	(178,513)	(182,143)

Total deductions	(13,479,438)	(17,100,680)

Net increase in net assets	6,624,657	8,019,233

Net Assets Available for Benefits
Beginning of year	178,596,144	170,576,911

End of year	$185,220,801	$178,596,144

See notes to financial statements.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 1 - Description of Plan

The following description of the Aqua America, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Aqua America, Inc. (the “Plan Sponsor” and the “Plan Administrator”). Direct and indirect subsidiaries of Aqua America, Inc. that adopt the Plan are participating employers. All participating employers are referred to herein as the “Company”. The Plan’s trustee is T. Rowe Price Trust Company (the “Trustee”). The Plan is designed to conform to all of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and with the applicable provisions of the Internal Revenue Code (“IRC”) and the regulations thereunder.

The Plan was amended and restated as of January 1, 2014 and provided for a new group (referred to as Group 8) effective May 12, 2014, for employees of Aqua North Carolina who were previously under the Plan’s Group 3, but not participants in the Aqua America, Inc. Thrift Plan on December 31, 2007.

Effective January 1, 2015, in an effort to provide more uniformity and ease of administration, the Plan was amended to move employees in Groups 2 and 3 to Group 8. As of January 1, 2015, all participants of these Groups have moved to Group 8 with the exception of International Union of Operating Engineers Local 542 (“Local 542”) hired on/after January 1, 2004 and Aqua Resources who will remain in Group 3. In addition, all participants in Group 7 were moved to Group 6 as of January 1, 2015.

Eligibility

Covered employees are any employees other than: (i) bargaining unit employees unless their union contract provides for participation in the Plan, (ii) leased employees, (iii) nonresident aliens, and (iv) persons performing services who are classified by the Company as other common law employees.

As of December 31, 2015, there are five active groups of covered employees and three inactive groups, designated as follows:

Active Groups:

•	Group 1 Covered Employee: any covered employee who was a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007.

•	Group 3 Covered Employee: any covered employee of the Local 542 union hired on/after January 1, 2014 and Aqua Resources.

•	Group 4 Covered Employee: any covered employee who was a participant in the Personal Savings Plan for Local 473 Employees of the Philadelphia Suburban Division of Aqua Pennsylvania, Inc. on December 31, 2007.

•

Group 6 Covered Employee: any covered employee (i) whose date of hire or rehire with Aqua Ohio Water Company was on or after January 1, 2001 and (ii) who is represented by one of the following unions: the International Union of

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Operating Engineers Local Union 18S (Tiffin District) except an employee hired on or after October 31, 2013, Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District), and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District). In addition, effective January 1, 2015, all participants from Group 7 were added to this Group, comprised of covered employees (i) whose date of hire with Aqua Ohio Water Company was prior to January 1, 2001, (ii) who has remained continuously employed by Ohio-American Water Company and, after April 30, 2012, by Aqua Ohio Water Company, and (iii) who is represented by one of the following unions: the International Union of Operating Engineers Local Union 18S (Tiffin District), Utility Workers Union of America, AFL-CIO Local Union No. 434 (Marion District), and Utility Workers Union of America, AFL-CIO Local No. 397 (Ashtabula District).

•	Group 8 Covered Employee: any covered employee of Aqua North Carolina who was previously in Group 3, but not a participant in the Aqua America, Inc. Thrift Plan on December 31, 2007. Employees hired or rehired by Aqua North Carolina after May 12, 2014 are also participants in Group 8. Aqua North Carolina employees who are not eligible for Group 8 are employees who are under a collective bargaining agreement (unless their collective bargaining agreement provides for participation in the Plan), leased employees, and nonresident aliens. Effective January 1, 2015, this group is also comprised of all participants from Group 2 and Group 3, with the exception of Local 542 and Aqua Resources participants as noted above. Group 2 participants include former Consumers Water Company union and non-union employees hired before April 1, 2003, and Group 3 includes any covered employee who was a participant in the Plan on December 31, 2007; any person who is a covered employee of any other entity that becomes an affiliate of Aqua America, Inc. on or after April 1, 2003 and that adopts the Plan as a participating employer; any covered employee hired or rehired on or after April 1, 2003 (except an employee rehired after March 2003 and prior to August 6, 2003) who was eligible to participate in another 401(k) plan of an employer; any covered employee represented by the International Union of Operating Engineers Local Union 18S (Tiffin District) hired on or after October 31, 2013; and any employee, other than an employee classified as a seasonal employee shall become a participant in the Plan on the later of the employee’s employment commencement date or the date in which the employee becomes a covered employee.

In addition, any seasonal employee shall become a participant in the Plan as of the first day of a calendar quarter coincident with or next following the date on which the employee first completes one year of service, provided the employee is a covered employee on such date.

Inactive Groups:

•	Group 2 Covered Employee: Effective January 1, 2015, all participants from this group were moved to Group 8.

•	Group 5 Covered Employee: This group is no longer an active group of the Plan. All Group 5 participants were a part of our Aqua New York division which was sold to American Water on May 1, 2012.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

•	Group 7 Covered Employee: Effective January 1, 2015, all participants in this group were moved to Group 6.

Contributions

Any newly hired or rehired eligible employee is automatically enrolled in the Plan at a deferral of 3% of eligible compensation as soon as practical following a 30-day period, unless they elect otherwise. Participants may elect to contribute from 1% to 25% (15% for participants who are highly compensated) of their pre-tax eligible compensation pursuant to a salary deferral election, up to an annual maximum permitted under applicable laws and regulations governing 401(k) plans of $18,000 and $17,500 in 2015 and 2014, respectively, which is partially matched by the Company. Additionally, participants who are age 50 or who will attain age 50 prior to the end of the Plan year may make additional deferral contributions (“Catch-Up”), provided the participant made the maximum amount of deferral contributions permitted under the Plan. The maximum annual amount of allowable catch-up contributions for 2015 and 2014 is $6,000 and $5,500, respectively. Participants may choose to make after-tax deferral contributions as a Roth contribution (“Roth”) instead of or in addition to pre-tax deferral contributions, subject to the same limitations, which may be partially matched by the Company. The Plan also allows participants to invest from 1% to 10% of their after-tax compensation, which is not matched by the Company. Plan participants may make transfers between funds or suspend their contributions at any time. They may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“Rollovers”).

The Plan provides for employer contributions as follows:

Employer Matching Contributions

Matching contributions are made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock. Each participant may elect to transfer amounts in their account which are invested in Aqua America, Inc. common stock to another investment fund under the Plan, subject to procedures established by the Plan Administrator.

•	Groups 1 and 3: The Company will make a matching contribution equal to 50% of the first 6% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•	Group 2: The Company will make a matching contribution equal to 40% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution, up to a maximum of $1,040 per year. Effective January 1, 2015, all participants from this group were moved to Group 8.

•	Group 4: The Company will make a matching contribution equal to 50% of the first 4% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

•	Group 6: The Company will make a matching contribution equal to 100% of the first 3% of a participant’s eligible compensation that is contributed to the Plan and 50% of the next 2% of a participant’s compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

•	Group 7: The Company will make a matching contribution equal to 50% of the first 5% of a participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution. Effective January 1, 2015, all participants in this group were moved into Group 6.

•	Group 8: The Company will make a matching contribution equal to 100% of the first 2% of the participant’s eligible compensation that is contributed to the Plan as a pre-tax deferral contribution or a Roth deferral contribution. The Company will also make a matching contribution equal to 50% of the next 4% of eligible compensation that is contributed as a pre-tax deferral contribution or a Roth deferral contribution.

Discretionary Contributions

The Company may make additional discretionary contributions to the Plan for the benefit of active participants. Discretionary contributions are allocated to active Group 1, Group 3 and Group 8 participant accounts on a pro-rated basis based on each participant’s compensation compared to the compensation of all active participants in Group 1, Group 3 and Group 8. The other groups in the plan are not eligible for discretionary contributions. This discretionary contribution will be made to the Plan in the form of cash that is used for the purchase of Aqua America, Inc. common stock. The Company did not make any discretionary contributions during 2015 and 2014.

Non-Discretionary Contributions

The Company will make additional non-discretionary contributions of 5.25% of eligible hourly wages to the Plan for the benefit of active Group 6 participants who qualify for a Company “Enhanced Match”, defined as 100% of the first 3% and 50% of the next 2% of eligible compensation contributed. The Company made such non-discretionary contributions for 2015 and 2014 of $143,173 and $76,398, respectively.

Employer Profit Sharing Contributions

The Company may, at its discretion, make a profit sharing contribution to the Plan to benefit all Group 3 eligible employees. The profit sharing contribution will be made in the form of cash and into participant-directed accounts. The Company made profit sharing contributions for 2015 and 2014 of $237,813 and $1,059,914, respectively.

Employer Performance Contributions

The Company may, at its discretion, make an employer performance contribution on behalf of eligible participants if certain established performance goals are achieved. Performance contributions are to be made to the Plan in the form of cash, Company stock, or any combination thereof. The Company did not make any performance contributions during 2015 and 2014.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2015 and 2014, the Plan reimbursed $17,261 and $ 7,044 in excess contributions to select participants prior to the Internal Revenue Service (“IRS”) deadline for correction of excess deferrals of April 15th of 2016 and 2015, respectively. The excess contributions are recorded as a liability and as a reduction of participant contributions.

Year-End Corporate Contribution

Beginning in May 2014, a discretionary year-end corporate contribution, of up to 3% of an employee’s eligible compensation, was added to the Plan for participants of Group 8 who were employed on the last day of the Plan year. This contribution will be made in cash into participant-directed accounts. The Company made year-end corporate contributions for 2015 and 2014 in the amount of $1,698,687 and $135,003, respectively.

Other Contributions

The Plan maintains an Administrative Budget account funded by the Plan’s Trustee. The funds in the account are treated as Plan assets and must be used only for payment of permissible Plan expenses or allocation to participants. The Administrative Budget funds are invested in the T. Rowe Price Prime Reserve Fund. The T. Rowe Price Prime Reserve Fund is not an available investment option for plan participants. All funds utilized from this account are treated as administrative expenses on the Statements of Changes in Net Assets Available for Benefits. Contributions to the Administrative Budget account were $25,000 for 2015 and 2014. Administrative Budget account funds utilized amounted to $35,163 and $36,080 during 2015 and 2014, respectively. The balance in the Administrative Budget account was $1,702 and $11,865 as of December 31, 2015 and 2014, respectively.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings or losses. Allocations are based on participant contributions or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant will always be 100% vested in the balances in their deferral contribution, voluntary contribution, discretionary contribution, employer performance contribution, and rollover contribution accounts. Group 3 and Group 8 covered employees become 100% vested in their employer matching and employer profit sharing/corporate contributions after three years of service*. Group 6 covered employees become 100% vested in their employer non-discretionary contribution upon completing a year of service*.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Vesting for Group 1 and Group 4 covered employees’ employer matching contributions is in accordance with the following schedule:

Years of Service *	% Vested
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

*	A “year of service” for vesting purposes means each plan year (the calendar year) in which the participant is credited with 1,000 or more hours of service.

Common Stock

Matching contributions are made in the form of cash that is used for the purpose of purchasing Aqua America, Inc. common stock. Discretionary contributions may be made in cash into participant directed accounts or for the purchase of Aqua America, Inc. common stock. Each participant may elect to transfer amounts in their account invested in common stock to another investment option under the Plan, subject to procedures established by the Plan Administrator.

Participants who are 100% vested in this fund have an opportunity to elect that any dividends with respect to Aqua America, Inc. common stock held be paid in cash to the participant’s account or allocated to their investment mix held by the Trustee rather than allocated to their account for investment in additional shares of Aqua America, Inc. common stock.

Investment Options

Participants can direct, at the time they enroll in the Plan, that their salary deferral and voluntary contributions be invested entirely in one of the funds offered by the Plan or divided among the funds. The Plan also permits participants to acquire an interest in Aqua America, Inc. common stock. Participants may change their investment allocation instructions and reinvest their contributions into a different fund or funds at any time.

Payment of Benefits

Distributions from the Plan are normally made shortly after the participant’s retirement, disability, or death. If the participant’s account balance does not exceed $1,000, the participant will receive a lump-sum distribution as soon as practicable following termination of employment. If the account balance is greater than $1,000 but less than $5,000 and the participant does not elect to receive the distribution directly, then the Trustee will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator. Withdrawals will be made in cash or shares of Aqua America, Inc. common stock, to the extent permitted by law. Under certain circumstances, a participant may withdraw all or a portion of the employee contributions while still employed.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Notes Receivable from Participants

Participants may borrow funds from their account balance in amounts that do not exceed the lesser of $50,000 or 50% of their vested account balance for a period not to exceed five years, unless the note is used to purchase the participant’s principal residence. Repayment for active employees is made through payroll deductions. All new notes receivable are issued at an interest rate of prime plus 1%. The notes are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 8.50% and apply to loans issued between January 1, 2008 and December 31, 2015.

Plan Forfeitures

Participants who take a distribution prior to being fully vested forfeit their portion of non-vested employer contributions unless they resume employment as a Covered Employee and repay the full amount of the distribution to the Plan prior to the earlier of (a) five years after the date on which they were reemployed, or (b) the close of the first period of five consecutive one-year breaks in service, commencing after the distribution, in which case the non-vested amount, unadjusted by any subsequent gains or losses, shall be restored.

Forfeited non-vested accounts are used first to restore any non-vested amounts and shall then be applied as promptly as practicable to reduce employer contributions. Employer contributions were reduced by $113,946 and $216,488 during 2015 and 2014, respectively, as a result of forfeited non-vested accounts. The balance in the forfeiture account was $19,944 and $20,321 as of December 31, 2015 and 2014, respectively.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Significant estimates include the determination of the fair value of Plan assets. Actual results could differ from these estimates.

Administration

The Plan is administered by a committee (the “Committee”) consisting of three or more individuals selected by and who may be removed at any time by the Board of Directors of Aqua America, Inc. The Committee members may be employees of Aqua America, Inc. and may be participants in the Plan. The Committee members receive no compensation from the Plan for their services in such capacity. The Committee has extensive

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

administrative powers in connection with the Plan, including authority to interpret the provisions of the Plan, to adopt rules for its administration and to make other decisions with respect to the Plan.

The Trustee for the Plan invests the Plan’s funds as instructed by participants. The Trustee invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Certain administrative expenses of the Plan are paid by the Company. The Company may, at its discretion, elect to have certain administrative expenses reimbursed by the Administrative Budget account funded by the Trustee.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Trustee. See Note 3 – “Fair Value Measurements” for a discussion on fair value measurements.

On occasion, trades or fund exchanges initiated by a Plan participant may not settle by the last day of a calendar year but will settle in the subsequent plan year. In that event, the participant’s account is credited with the cash value of such trades and fund exchanges and the cash is reported as cash and cash equivalents on the Statements of Net Assets Available for Benefits. As of December 31, 2015, and 2014, there were unsettled transactions of $0 and $ 67,275, respectively.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses on the sale of Aqua America, Inc. stock are based on average cost of the securities sold. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year. Purchases and sales are recorded on a trade-date basis.

Investment Fees

Net investment returns reflect certain fees paid to the investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Concentration of Investments

Concentrations in the Plan’s investments which management determined to be greater than 10% of the Plan’s Net Assets Available for Benefits are as follows:

	December 31, 2015	December 31, 2014
Aqua America, Inc. common stock	31.4%	31.3%
T. Rowe Price Retirement 2020 Fund	11.2%	12.2%

Payment of Benefits

Benefits are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the IRC.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued accounting guidance on reducing complexity in employee benefit plan accounting. The objective of the guidance is to identify, evaluate, and improve areas of generally accepted accounting principles for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of the financial statements. The guidance contains three parts. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments measured using fair value (both participant-directed and nonparticipant directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent five percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in aggregate. Part III permits plans to measure investments and investment-related accounts (e.g. a liability or a pending trade with a broker) as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end (if applicable). The updated guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II require retrospective adoption and Part III should be applied prospectively. Plan management elected to early adopt the provisions of Parts I and II, retrospectively for the plan year ended December 31, 2015, which resulted in the reclassification of $155,758 related to the adjustment from fair value to contract value for fully benefit-responsive investment contracts in the Statements of Net Assets Available for Benefits as of December 31, 2014. Furthermore, the Plan has eliminated its historical disclosure of individual investments which comprise five percent or more of total net assets available for benefits, as well as the disaggregated net appreciation or depreciation disclosure.

In May 2015, the FASB issued accounting guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. Currently, investments

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at NAV on the measurement date, never redeemable with the investee at NAV, or redeemable with the investee at a future date. The new accounting guidance will eliminate diversity in practice surrounding how investments measured at NAV under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. The updated guidance is effective retrospectively for fiscal years beginning after December 15, 2015, with early adoption permitted. Plan management elected to early adopt the provisions of the new guidance and applied the guidance retrospectively. The Plan presents the investment disclosure required by the updated guidance in Note 3 – “Fair Value Measurements”. There were no impacts on the Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

Note 3 - Fair Value Measurements

The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the valuation inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

•	Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

•	Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.

•	Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation techniques used to measure fair value for the years ended December 31, 2015 and 2014.

•	Aqua America, Inc. common stock is valued at the closing price reported on the active market on which the stock is traded.

•	Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	The Stable Value Common Trust Fund (the “Trust”) is comprised primarily of fully benefit-responsive investment contracts that are valued at the NAV of units of the

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Under the terms of the Trust, retirement plans invested in the Trust are required to provide either 12 or 30 months’ advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee at its sole discretion.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Level 1
	December 31, 2015	December 31, 2014
Mutual funds	$110,833,860	$106,824,847
Aqua America, Inc. common stock	57,429,479	55,451,046

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2015 and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Investment	2015 Fair Value	2014 Fair Value	Unfunded Commitment	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Trust Fund	$10,380,058	$10,588,620	N/A	Daily	12 or 30 months

Note 4 - Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions. Investment management fees paid to the Trustee during 2015 and 2014 were netted against investment returns. As discussed in Note 1, employer matching contributions are invested in the common stock of the Plan Sponsor. Participants may also elect to invest in the common stock of the Plan Sponsor. These transactions qualify as related party and party-in-interest transactions. Total purchases at market value related to the common stock of the Plan Sponsor for 2015 and 2014 were $6,599,862 and $5,219,719, respectively. Total sales at market value related to the common stock of the Plan Sponsor for 2015 and 2014 were $10,595,107 and $6,920,362, respectively. Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances. These transactions qualify as party-in-interest transactions.

Aqua America, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their Company contributions.

Note 6 - Tax Status

The IRS issued a determination letter dated September 8, 2015, which stated that the Plan and related trust qualified under applicable provisions of the IRC and, therefore, are exempt from federal income taxes. This determination letter expires on January 31, 2020. The Plan has been amended since receiving the latest determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and the net increase in net assets per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits, per the financial statements	$185,220,801	$178,596,144
Reclassification adjustment from fair value to contract value for stable value common trust fund	—	155,758

Net assets, per Form 5500	$185,220,801	$178,751,902

	2015
Net increase in net assets, per the financial statements	$6,624,657
Reclassification adjustment from fair value to contract value for stable value common trust fund	(155,758)

Net income, per Form 5500	$6,468,899

Note 9 - Subsequent Event

The Group 8 Year-End Corporate contribution for 2015 was erroneously paid by the Trustee in Aqua stock instead of as a cash contribution invested in participants’ current investment election mix under their 401(k) accounts. The Trustee is in the process of determining the dollar amount impact for each employee and, for individuals who were impacted negatively, a cash contribution will be made by the Plan Administrator to their account to make them whole. There will be no adjustment for employees who received a benefit from this transaction.

Aqua America, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN: 23-1702594

PN: 005

December 31, 2015

( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Current Value ( e )
	Mutual Fund	American Funds EuroPacific Growth Fund	N/A	$1,336,739
	Mutual Fund	JP Morgan US Equity Fund	N/A	1,124,594
	Mutual Fund	Dodge & Cox International Stock Fund	N/A	774,768
	Mutual Fund	Victory Munder Mid-Cap Core Growth Fund	N/A	1,021,775
	Mutual Fund	Neuberger Berman Genesis Fund, Instl	N/A	396,610
*	Mutual Fund	T. Rowe Price Diversified Small-Cap Growth Fund	N/A	1,174,937
*	Mutual Fund	T. Rowe Price Growth Stock Fund	N/A	2,789,728
*	Mutual Fund	T. Rowe Price Retirement 2020 Fund	N/A	20,443,511
*	Mutual Fund	T. Rowe Price Retirement 2025 Fund	N/A	17,499,799
*	Mutual Fund	T. Rowe Price Retirement 2030 Fund	N/A	15,716,044
*	Mutual Fund	T. Rowe Price Retirement 2035 Fund	N/A	6,488,197
*	Mutual Fund	T. Rowe Price Retirement 2040 Fund	N/A	3,980,938
*	Mutual Fund	T. Rowe Price Retirement 2045 Fund	N/A	2,469,794
*	Mutual Fund	T. Rowe Price Retirement 2050 Fund	N/A	1,509,791
*	Mutual Fund	T. Rowe Price Retirement 2055 Fund	N/A	672,280
*	Mutual Fund	T. Rowe Price Retirement 2060 Fund	N/A	16,877
	Mutual Fund	Fidelity Balanced Fund	N/A	2,512,486
*	Mutual Fund	T. Rowe Price Retirement 2005 Fund	N/A	1,268,088
*	Mutual Fund	T. Rowe Price Retirement 2010 Fund	N/A	2,473,974
*	Mutual Fund	T. Rowe Price Retirement 2015 Fund	N/A	13,177,143
*	Mutual Fund	T Rowe Price Retirement Balanced Fund	N/A	610,484

Aqua America, Inc. 401(k) Plan

Form 5500 - Schedule H - Line 4i

Schedule of Assets (Held at End of Year)

EIN: 23-1702594

PN: 005

December 31, 2015

( a )	Identity of Issue ( b )	Description of Investment ( c )	Cost ( d )	Current Value ( e )
	Mutual Fund	Vanguard Mid-Cap Index Fund, Signal	N/A	$1,836,653
	Mutual Fund	Vanguard Small-Cap Index Fund, Signal	N/A	1,216,014
	Mutual Fund	Vanguard Total International Stock Index Fund, Inv.	N/A	918,413
	Mutual Fund	Vanguard 500 Index Fund, Signal	N/A	2,798,482
	Mutual Fund	AllianzGI NFJ Small-Cap Value Fund, Instl	N/A	452,103
	Mutual Fund	Goldman Sachs Mid-Cap Value Fund, Instl	N/A	715,316
	Mutual Fund	Vanguard Windsor II Fund, Inv.	N/A	1,385,873
	Mutual Fund	Prudential Total Return Bond Z	N/A	4,050,746
*	Mutual Fund	T. Rowe Price Prime Reserve Fund	N/A	1,703

*	Common Stock	Aqua America, Inc. common stock	N/A	57,429,479

*	Common Trust Fund	T. Rowe Price Stable Value Common Trust Fund	N/A	10,380,058

*	Notes receivable from participants	Interest rates 4.25% to 8.50%	$—	4,528,316

				$183,171,713

*	A party-in-interest as defined by ERISA
N/A	Cost omitted for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Aqua America, Inc. 401(k) Plan

Date: June 22, 2016

/s/ Christopher P. Luning
Christopher P. Luning
Secretary
Aqua America, Inc. Retirement and Employee
Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Baker Tilly Virchow Krause, LLP